===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,       January                                  2006
                        -------------------------------------   ---------------
Commission File Number  000-23464
                        -------------------------------------   ---------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                      Form 40-F    X
                           ----------------               ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                   No  X
                   ------------------                   ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


===============================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

    1 News Release dated January 10, 2006 ("HUMMINGIRD SCHEDULES FIRST QUARTER FY2006 RESULTS TELECONFERENCE AND WEBCAST")
    2 News Release dated January 16, 2006 ("HUMMINGBIRD ANNOUNCES RELEASE OF EXCEED ONDEMAND(R) 5.1")
    3 News Release dated January 25, 2006 ("HUMMINGBIRD LAUNCHES SUIT AGAINST FORMER EMPLOYEES FOR ALLEGED IMPROPRIETIES")
    4 New Release dated January 30, 2006 ("HALL, RENDER, KILLIAN, HEATH & HYNMAN P.S.C. SELECTS HUMMINGBIRD ENTERPRISE(TM) FOR LEGAL WITH LEGALKEY(R) PRACTICE SUPPORT SOLUTIONS")
    5 News Release dated January 30, 2006 ("HUMMINGBIRD LAUNCHES COMPLIANCE CHECK-UP PROGRAM TO HELP EDUCATE LAW FIRMS ABOUT RISK ISSUES")
    6 News Release dated January 30, 2006 ("HUMMINGBIRD PRODUCTS, SERVICE, PARTNERS AND CLIENTS RECOGNIZED FOR EXCELLENCE AT 2006 LEGAL TECHNOLOGY AWARDS IN LONDON, ENGLAND")
    7 New Release dated January 31, 2006 ("BAKER & MCKENZIE SELECTS HUMMINGBIRD LEGALKEY(R) NEW BUSINESS INTAKE(TM) AND CONFLICTS MANAGEMENT(TM) SYSTEMS")
    8 News Release dated January 31, 2006 ("HUMMINGBIRD REPORTS FIRST QUARTER FY2006 FINANCIAL AND OPERATING RESULTS")

                                                                      DOCUMENT 1

[HUMMINGBIRD LOGO - GRAPHIC OMITTED]


Hummingbird Schedules First Quarter FY2006 Results Teleconference & Webcast

Toronto - January 10, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced it has scheduled a teleconference call and webcast to discuss financial and operating results for its fiscal first quarter ended December 31, 2005.

 -----------------------------------------------------------------------
| DATE: Tuesday January 31, 2006                                        |
| RELEASE: After Market Close                                           |
| CONFERENCE CALL: 5:00 p.m. Eastern N.A.                               |
| ACCESS NUMBER: 416-644-3424 (Toll-Free 800-796-7558)                  |
| REBROADCAST: 416-640-1917 (Toll-Free 877-289-8525) Passcode 21171606# |
| WEBCAST: www.hummingbird.com                                          |
 -----------------------------------------------------------------------

To participate in the teleconference, please call the access number ten minutes prior to the scheduled start time and request Hummingbird's first quarter earnings teleconference. A live webcast and a rebroadcast of the teleconference will be available on the company's website www.hummingbird.com.

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359             Tel: 416 496-2200 ext. 2263
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                                                      Document 2

[HUMMINGBIRD LOGO - GRAPHIC OMITTED]


                             Exceed onDemand(R) 5.1
                 Affordable Mobility for the UNIX user on the GO


On January 16th, 2006 Hummingbird Launched Exceed onDemand(R) 5.1. It is the most powerful and complete ultra-thin, server-based PC X server in the market sharing the same roots as the award-winning PC X server - Hummingbird Exceed(R).

Exceed onDemand securely connects users to 2D and 3D X applications over any type of network connection making it a suitable solution for mobile workers. It is also a secure cost-effective access gateway between existing infrastructure and mobile users. Robust scaling capabilities, enterprise class security and management features make Exceed onDemand an affordable solution for the mobile workforce.

To support the efforts of the sales team we have made available the following on the VIeW. Just go to the VIeW and access the Marketing Info Connectivity community >> Find it! by PRODUCT, and explore the Exceed onDemand 5.1 folder

1) Customizable Customer presentation for Exceed onDemand 5.1
2) Exceed onDemand Licensing Presentation (internal use only)
3) Competitive comparison Exceed onDemand vs. ReconX vs. TightVNC (internal use only)
4) Product description to include in outgoing emails
5) A Technical Whitepaper to distribute to your customers
6) What's new in Exceed onDemand 5.1
7) Evolution chart highlighting the features from version 4.5 to 5.1.

We have launched new web pages with new
content and re-vamped the Exceed
onDemand page, making it easier for
customers to find information on this
release.

Evaluation copies are available online
at the Download Resource Centre.
Evaluation copies are available for a 60           [WEB PAGE GRAPHIC OMITTED]
day trial period.

We invite you to visit our webpage to
find out more about Exceed onDemand 5.1
at http://connectivity.hummingbird.com/
Or through the VIeW under the community
Marketing Info Connectivity.


Hummingbird Contacts
--------------------

Inder Duggal                                     Dan Coombes
Chief Financial Officer                          Director, Investor Relations
Hummingbird Ltd.                                 Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                      Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                     dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

                                                                      Document 3

[HUMMINGBIRD LOGO - GRAPHIC OMITTED]


             Hummingbird Launches Suit Against Former Employees for
                             Alleged Improprieties


Toronto - January 25, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and connectivity solutions, today announced that the Company has commenced proceedings in the Ontario Superior Court of Justice against two former employees and certain other persons with respect to Hummingbird's claims of improper diversion of business opportunities during the preceding few years. The defendants have not yet defended the proceeding and the litigation remains at a very early stage.

"Our system of internal controls revealed what the Company believes to be improprieties enacted by two former employees in the Company's connectivity division. Although the amount at issue in the claim is not material given the Company's size, it is Hummingbird's view that the nature of the alleged misconduct warranted legal action. Based on our advisor's preliminary investigation there is no evidence that damages were suffered by any Hummingbird customers by reason of the alleged misconduct. In addition, at no point have the Company's revenues been overstated" said Barry Litwin, President and Chief Executive Officer of Hummingbird, Ltd.


About Hummingbird
-----------------

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change. The Board of Directors of Hummingbird reviewed and approved this news release prior to it being issued.


Hummingbird Contacts
--------------------

Inder Duggal                                     Dan Coombes
Chief Financial Officer                          Director, Investor Relations
Hummingbird Ltd.                                 Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                      Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                     dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

                                                                      Document 4

[HUMMINGBIRD LOGO - GRAPHIC OMITTED]


               Hall, Render, Killian, Heath & Lyman P.S.C. Selects
                     Hummingbird EnterpriseTM for Legal with
                     LegalKEY(R) Practice Support Solutions

  Unique, end-to-end framework will link key firm processes, improve efficiency and mitigate risk

Toronto, Ontario and LEGALTECH(R) 2006, New York City - January 30, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Hall, Render, Killian, Heath & Lyman P.S.C. has selected Hummingbird EnterpriseTM for Legal with LegalKEY(R) Practice Support Solutions. The seamlessly integrated system will provide the firm with a true, end-to-end matter lifecycle solution that will help the firm mitigate risks while addressing compliance issues.

Established in 1967, Hall Render is a leading health law firm that provides the highest standard of professional service to an extensive client base. Clients include large and small businesses, non-profit organizations, private individuals, and major health care providers. With Hummingbird Enterprise for Legal, the firm will implement a unique, end-to-end framework including document management, collaborative workspaces, new business intake and conflicts management solutions.

"To support the firm's long-term business initiatives, we needed to go beyond the microcosm of document management and look towards adopting a comprehensive, agile technology infrastructure. Hummingbird has a completely integrated suite of products that are better aligned with our strategic direction than other vendor offerings," said Leslie Judkins, Director of Information Technology at Hall Render. "From previous experience with Hummingbird products, I also knew that the software was well-designed and that the customer support, especially after-hours accessibility, is second-to-none."

Hummingbird Enterprise for Legal with LegalKEY Practice Support Solutions offers a truly integrated approach that links key firm processes throughout the matter lifecycle. With this deployment, Hall Render will leverage the document management and collaborative workspace capabilities of Hummingbird Enterprise for Legal to manage critical work product on a firm-wide basis, enabling attorneys to share and manage document-based information and support knowledge management initiatives.

Since Hall Render is a niche law firm specializing in health, Hummingbird Enterprise for Legal will also enable the firm to comply with such regulations as the Health Insurance Portability and Accountability Act (HIPAA).

Additionally, LegalKEY New Business Intake(TM) and LegalKEY Conflicts Management(TM) - key components of Hummingbird Enterprise for Legal - will enable Hall Render to strike the perfect balance between the need to take on new business as quickly as possible and the mandate to mitigate the firm's risk, ensuring that only the right business is undertaken. An entirely Web-based solution, New Business Intake system allows for multiple approval levels that correspond with the firm's business rules, creating a truly automated client intake process. The firm's attorneys will become billable faster by streamlining and automating the on-boarding of new clients and matters.

Hummingbird partner, Onward Technologies, a full-service IT solutions provider to law firms and enterprise professionals, recommended the Hummingbird solutions and will oversee the migration project converting the firm's current document management system to Hummingbird Enterprise.

"The fact that Hall Render has chosen to switch to Hummingbird Enterprise only solidifies our reputation for offering unrivalled solutions for the legal industry," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd. "With Hummingbird Enterprise for Legal, Hall Render will more effectively manage and track document-based information, execute quick and thorough conflicts searches, and automate the client intake process for faster approvals and increased protection, while addressing compliance and risk issues."

About Hall, Render, Killian, Heath & Lyman P.S.C.

Hall, Render, Killian, Heath & Lyman, P.S.C. is a full service health law firm with offices in Indiana, Kentucky, Michigan, and Wisconsin. Since the firm was founded by William S. Hall in 1967, Hall Render has focused its practice primarily in the area of health law and is now recognized as one of the nation's preeminent health law firms. For more information, please visit:
http://www.hallrender.com

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support Solutions, integral components of Hummingbird Enterprise(TM) for Legal, were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 5

[HUMMINGBIRD LOGO - GRAPHIC OMITTED]


      Hummingbird Launches Compliance Check-up Program to Help Educate Law
                            Firms about Risk Issues

Hummingbird Enterprise(TM) for Legal with LegalKEY(R) Practice Support Solutions provides technology framework needed to ensure proactive compliance throughout the matter lifecycle


Toronto, Ontario and LEGALTECH(R) 2006, New York City - January 30, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the availability of the Hummingbird Enterprise(TM) for Legal "Compliance Check-up," a screening program developed to help law firms identify gaps between policy and practice that could potentially expose both firm and client to risk. The "Compliance Check-up" debuts during the LEGALTECH 2006 show, held at The Hilton New York Hotel in New York City, January 30th - February 1st.

Throughout the LEGALTECH show, visitors to the Hummingbird booth #2003 can fill out the Compliance Check-up Survey, which includes questions regarding the compliance policies, processes and technologies that their respective firms have in place for handling information throughout the matter lifecycle. The screening survey was developed to highlight potential risks and to encourage cross-communication among firm departments and staff, from Risk partner through to records department and IT personnel. Firms completing the survey will receive a follow-up diagnosis via e-mail. Hummingbird will be on hand to answer questions and to highlight appropriate technology systems from the Hummingbird Enterprise for Legal product suite.

"Compliance goes beyond published mandates and should include industry best practices, ethical considerations as well as the firm's own policies and procedures. It affects all firms, not just those that are directly impacted by Sarbanes Oxley and HIPAA," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd. "Our goal with the Compliance Check-up Program is to foster a dialogue with firms to help educate them about the importance of people, processes and technology uniting to proactively address compliance and successfully balance firm productivity and profitability goals with risk mitigation."

Hummingbird Enterprise for Legal, with LegalKEY Practice Support Solutions, sets the standard for delivering a legal-specific proactive compliance framework. The seamless integration of Hummingbird's new business intake, records management, document management, conflicts resolution and docketing systems allows firms to implement an end-to-end compliance platform, from matter inception through to final disposition. Further, Hummingbird Enterprise(TM) Client for Microsoft Outlook enables true matter centricity whereby attorneys and support staff can easily view all information related to a matter, regardless of the system in which the information resides.

Hummingbird recently received a "Strong Positive" rating in the Gartner MarketScope* for Records Management, 2005(1) report, the highest rating given.

Further, Hummingbird's LegalKEY Practice Support solutions were collectively awarded "Best of Breed System of the Year" at the 2006 Legal Technology Awards hosted by Legal Business Magazine publishers, Legalease. Seventy-percent of the AmLaw 50 use Hummingbird Enterprise for Legal solutions.

Hummingbird will conduct the "Compliance Check-up" surveys and demonstrate Hummingbird Enterprise for Legal with LegalKEY Practice Support Solutions at booth #2003 during the LEGALTECH show, held in New York City on January 30-February 1 at the New York Hilton Hotel & Towers.

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support Solutions, integral components of Hummingbird Enterprise(TM) for Legal, were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

___________________________

(1) Gartner Inc. "MarketScope for Records Management, 2005" by research vice presidents Kenneth Chin and Debra Logan, dated December 15, 2005.

*The MarketScope is copyrighted December 15th, 2005, by Gartner, Inc. and is reused with permission. The MarketScope is an evaluation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the MarketScope, and does not advise technology users to select only those vendors with the highest rating. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 6

[HUMMINGBIRD LOGO - GRAPHIC OMITTED]


  Hummingbird Products, Service, Partners and Clients Recognized for Excellence
               at 2006 Legal Technology Awards in London, England

            Hummingbird LegalKEY(R) Practice Support Solutions named
                       "Best of Breed System of the Year"


Toronto, Ontario and LEGALTECH(R) 2006, New York City - January 30, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that LegalKEY(R) Practice Support Solutions, core components of Hummingbird Enterprise(TM) for Legal, has been awarded "Best of Breed System of the Year" at the Legal Technology Awards 2006 hosted by Legal Business Magazine publishers, Legalease. Hummingbird was also commended as "Most Customer Focused Supplier," and a number of Hummingbird clients and partners received accolades at the gala dinner held January 19th at the Park Lane Hotel in London, England.

The Legal Technology Awards recognize and celebrate excellence in the provision and implementation of technology solutions benefiting the legal practice. The awards are dedicated to the strategic implementation of technology within law firms and in-house legal departments, recognizing the success of the firms and vendors, clients and suppliers, who are at the cutting edge of this continuously developing area of business.

The Award for Best of Breed System of the Year is decided on by an on-line voting system, highly regulated to ensure clients and industry peers are the only people able to influence the voting. Triumphing over six other systems in the shortlist, this award recognizes LegalKEY Practice Support Solutions as a mission critical system enabling lawyers to work the way they want to work, while mitigating risk.

Hummingbird was highly commended as Most Customer Focused Supplier, a special achievement award chosen by a panel of industry analysts.

"We are very proud to have received recognition for our exemplary customer focus, in addition to LegalKEY Practice Support Solutions being named Best of Breed System of the Year," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd. "Our dedication and commitment to our legal customers and our customer care methodology has led to this achievement."

Hummingbird clients Baker & McKenzie, Ashurst, Lovells and Eversheds also received awards; notably, Sue Hall of Baker & McKenzie was named IT Director of the Year and Eversheds received the IT Service Desk of the Year Award. Hummingbird partner Zantaz was also rewarded with Litigation Support System of the Year.

Hummingbird Enterprise for Legal, Hummingbird's award-winning legal business application, will be demonstrated in booth #2003 during the LegalTech show held in New York City on January 30 - February 1 at the New York Hilton Hotel & Towers.

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support Solutions, integral components of Hummingbird Enterprise(TM) for Legal, were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com


Hummingbird UK Contacts:

Andy Eden                               Sally Bellwood
UK Business Manager                     Marketing Manager
Hummingbird Legal Solutions Ltd.        Hummingbird Legal Solutions Ltd
Tel: 07919 333 396                      Tel: 07919 333 482
andy.eden@hummingbird.com               sally.bellwood@hummingbird.com

                                                                      Document 7

[HUMMINGBIRD LOGO - GRAPHIC OMITTED]


  Baker & McKenzie Selects Hummingbird LegalKEY(R) New Business Intake(TM) and
                        Conflicts Management(TM) Systems

  An integral part of Hummingbird Enterprise(TM) for Legal, LegalKEY Practice
      Support Solutions safeguard and streamline the client intake process

Toronto, Ontario and LEGALTECH(R) 2006, New York City - January 31, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that Baker & McKenzie, one of the world's leading global law firms, is extending its Hummingbird Enterprise(TM) for Legal investment to proactively address compliance from the start of the matter. Together with global use of Hummingbird Enterprise document management and LegalKEY(R) Records Management(TM) deployment in North America, the firm is building an integrated infrastructure for properly handling client information throughout the lifecycle of a matter.

With 70 offices in 38 countries, Baker & McKenzie is one of the most forward-thinking law firms in terms of leveraging the most up-to-date technologies to support operations on a firm wide-basis. The firm's decision to replace its custom developed client intake and conflicts systems with LegalKEY underscores the firm's understanding of the role that integrated technologies play in streamlining processes and mitigating risk.

"Because our firm handles business on an international basis, it is imperative that compliance mechanisms for adhering to country-specific regulations, as well as firm policies, are in place," said Sue Hall, Chief Technology Officer, Baker & McKenzie. "LegalKEY New Business Intake and Conflicts Management modules will help us to ensure that both internal and third-party information collection and analysis is performed when bringing on new business."

LegalKEY New Business Intake automates the client intake process with workflow that corresponds to the firm's business rules. The system speeds information collection, routing and approvals, and provides an audit trail that ensures no steps were missed.

LegalKEY Conflicts Management, an integral part of the intake process, allows the firm to cross-reference against all firm systems including time and billing systems, as well as third-party databases, before accepting a matter. Integration with the U.S. Treasury Department's Office of Foreign Asset Control/Specially Designated Nationals (OFAC/SDN) list ensures compliance with the US Patriot Act and other regulatory legislation. Once approved, matter-related information is pushed to other applications including document and records management systems.

"Baker & McKenzie clearly understand that in today's global landscape, risk management must be top-of-mind," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd. "Hummingbird Enterprise for Legal's integrated approach provides our clients with a unique proactive compliance framework that helps protect against process gaps that can occur as information travels throughout all areas of the firm."

About Baker & McKenzie

Founded in 1949, Baker & McKenzie is a global law firm of more than 3,300 locally qualified, internationally experienced lawyers and 5,500 other professionals and staff in 70 offices in 38 countries. Global revenues for the fiscal year ended June 30, 2005 exceeded US $1.352 billion. John Conroy is Chairman of the Firm's Executive Committee. For more information, visit: www.bakernet.com.

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support Solutions, integral components of Hummingbird Enterprise(TM) for Legal, were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 8

[HUMMINGBIRD LOGO - GRAPHIC OMITTED]

                    HUMMINGBIRD REPORTS FIRST QUARTER FY2006
                         FINANCIAL AND OPERATING RESULTS

   First Quarter Sales Grow 15.2% Year over Year to $62.1 Million; Enterprise
     Content Management Revenues up 23.7%; First Quarter Adjusted EPS $0.32

Toronto - January 31, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and network connectivity solutions, today reported financial and operating results for the first quarter ended December 31, 2005. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

-------------------------------------------------------------------------------

SUMMARY FINANCIAL RESULTS                                        U.S. GAAP
(Millions of U.S dollars, except share data)

                                                      Three Months Ended
                                                          December 31

                                                 2005                    2004
                                                 ----                    ----

Sales                                            62.1                    53.9

Net Income (Loss)                                 0.6                    (1.7)

Diluted Earnings (Loss) Per Share                0.03                   (0.10)

Diluted Number of Shares (millions)              17.4                    17.5

Adjusted Net Income (Note)                        5.6                     6.1

Adjusted Diluted Earnings Per Share              0.32                    0.35

Adjusted Diluted Number of Shares (millions)     17.4                    17.6

 ------------------------------------------------------------------------------
| Note: Adjusted Net Income comprises Net Income/(Loss) excluding amortization |
|       of other intangible assets, restructuring and other charges, and       |
|       stock-based compensation expense, net of related taxes.                |
 ------------------------------------------------------------------------------

--------------------------------------------------------------------------------

"I am pleased with our overall performance in the first quarter" said Barry Litwin, President and Chief Executive Officer of Hummingbird, Ltd. "Our investments in fiscal 2005 continue to yield positive and tangible traction across all our key markets, with our rapidly growing Enterprise Content Management business growing nearly 24% year over year. I am particularly encouraged by the accelerated adoption of Hummingbird Enterprise as the platform of choice for content-based solutions, specifically in the areas of deal management in financial services, correspondence management in government, and contract management. This positive momentum confirms that our strategy to invest in building repeatable high-value content management solutions on the Hummingbird Enterprise platform will form a solid foundation for sustained growth."

Financial Highlights
--------------------

Total sales for the quarter ended December 31, 2005 were $62.1 million, representing an increase of 15.2% from the quarter ended December 31, 2004. Enterprise Content Management revenues for the quarter were $45.3 million, a 23.7% increase from the same quarter last year. Connectivity revenues for the quarter were $16.8 million, compared to $17.3 million in the first quarter last year, and flat compared with the prior quarter. Total license revenues were $25.0 million, up 12.1% from the first quarter last year.

Adjusted net income(1) in the current quarter was $5.6 million, compared to $6.1 million in the same period last year. Adjusted diluted earnings per share (based on adjusted net income) for the first quarter were $0.32 compared to $0.35 for the corresponding period last year.

During the quarter the company recorded restructuring and other charges totaling $1.6 million. Of this amount, $1.4 million relates primarily to severance and related costs taken after the Company reviewed its global operations to align costs with revenues, and to recognize cost efficiencies.

Operating expenses for the current quarter excluding amortization of intangibles, stock-based compensation expense, and restructuring and other charges, were $46.6 million, compared to $38.4 million for the first quarter of the previous fiscal year.

For the first quarter of fiscal 2006, Hummingbird reported a net income of $0.6 million, compared to net loss of $1.7 million for the same quarter in 2005. The diluted earnings per share of $0.03 in the current quarter compares to a diluted loss per share of $0.10 for the first quarter of the prior year.

Total assets as at December 31, 2005 were $396.9 million, compared to $389.9 million as at September 30, 2005. The Company's cash position, including short-term investments, was $85.8 million as at December 31, 2005. Cash flow from operations generated in the current quarter was $1.7 million. Deferred revenue was $75.7 million as at December 31, 2005 compared to $74.0 million as at September 30, 2005.

(1) Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the performance of the Company's core business, since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method that management uses to plan and forecast the Company's results. Adjusted net income is not a recognized profitability measure under U.S. GAAP, and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed an alternative to net income determined in accordance with U.S. GAAP, as an indicator of the Company's performance.

Operational Highlights
----------------------

Standard Chartered Bank Selects Hummingbird Contracts Management Solution
-------------------------------------------------------------------------
On November 14 Hummingbird announced that Standard Chartered Bank had invested in Hummingbird Enterprise(TM) for Contract Management to capture and proactively manage its worldwide legal relationships, to ensure regulatory compliance and to minimize risk. Standard Chartered is one of the world's most international banks, employing over 40,000 people, representing 80 nationalities, across its network. Standard Chartered operates in over 1,200 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

Government of Ontario Selects Hummingbird as Vendor of Record
-------------------------------------------------------------
On November 3 Hummingbird announced it had been chosen as a vendor of record
(VOR) to provide Records/Document Management solutions for the Government of Ontario. This VOR arrangement is mandatory for all Ontario Public Sector clients when acquiring new licenses for document and records management capabilities, and was established to support the Government of Ontario in reaching its objective of streamlining government business and the delivery of services to the nearly 12 million citizens of the province. Ontario is home to over one-third of Canada's total population and the Government of Ontario is by far the largest provincial government in the country.

United States Army Corps of Engineers Deploying Hummingbird Enterprise(TM) for ESRI
--------------------------------------------------------------------------------
On November 28 Hummingbird announced that the United States Army Corps of Engineers (USACE) is deploying Hummingbird Enterprise(TM) for ESRI, its integrated content management and Geographic Information System (GIS) solution. After conducting an extensive vendor evaluation USACE chose Hummingbird's solution for its capabilities to improve decision-making through enhanced responsiveness, better asset awareness, improved project planning, and better information sharing. USACE is made up of approximately 34,600 civilian and 650 military members and is responsible for the Iraq Reconstruction Information Management System, the Tsunami mission in southern Asia and eastern Africa and the Hurricane Katrina reconstruction effort along the U.S. gulf coast.

Microsoft Partnership
---------------------
On November 7 Hummingbird unveiled extended capabilities for deployment of Hummingbird Enterprise on the Microsoft Office platform, taking advantage of Microsoft SQL Server 2005 as the content repository. Hummingbird has always fully embraced the relevant features and functionality of the Microsoft product family to complement Hummingbird Enterprise and improve the value proposition the Company offers its customers. Hummingbird will continue to invest in R&D to provide organizations with unequaled integration and interoperability between Hummingbird Enterprise and new Microsoft offerings. Hummingbird is recognized for its strong heritage as a long-standing Microsoft partner, with a large installed base of shared Microsoft customers globally.

Awards and Recognition
----------------------
Hummingbird is proud of the significant industry recognition it received during 2005 confirming the strength of Hummingbird Enterprise(TM) as an industry leading Enterprise Content Management platform. Hummingbird was first to recognize the value proposition of interoperable ECM capabilities and today boasts a fully integrated ECM suite (a capability that industry observers weigh heavily in current evaluation criteria). This market acknowledgement of Hummingbird's thought leadership and domain expertise reinforces the Company's current first mover advantage in establishing a highly differentiated strategy around a flexible business solution framework in targeted industries.

  -> Gartner MarketScope for Records Management recognized Hummingbird with 'Strong Positive Rating'
  -> Forrester Wave(TM) report names Hummingbird Enterprise(TM) as a 'Strong Performer'
  -> KMWorld recognized Hummingbird Enterprise(TM) as a 'Trend-Setting Product of 2005'
  -> Gartner positioned Hummingbird in the Leaders Quadrant in 2005 ECM Magic Quadrant
  -> KMWorld recognized Hummingbird as one of the '100 Companies that Matter in Knowledge Management'
  -> Gartner MarketScope recognized RedDot with 'Positive Rating' for Web Content Management
  -> EContent Magazine selected Hummingbird as 'One of the Companies that Matter Most in the Digital Content Industry'

 ------------------------------------------------------------------------------
|  Hummingbird will hold a teleconference call at 5:00 p.m. Eastern N.A. time  |
|  today to discuss its fiscal first quarter 2006 results. Those wishing to    |
|  participate should call 416-644-3424 (Toll-Free 800-796-7558) ten minutes   |
|  prior to the start time. A webcast of the call with accompanying            |
|  presentation slides is also available from the Company's website,           |
|  www.hummingbird.com. Rebroadcasts of the teleconference will be available   |
|  after the teleconference concludes on the Company's website, or by calling  |
|  416-640-1917 (Toll-Free 877-289-8525), Pass-code 21171606#                  |
 ------------------------------------------------------------------------------

About Hummingbird
-----------------

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change. The Board of Directors of Hummingbird reviewed and approved this news release prior to it being issued.


Hummingbird Contacts
--------------------

Inder Duggal                                        Dan Coombes
Chief Financial Officer                             Director, Investor Relations
Hummingbird Ltd.                                    Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                         Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                        dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

HUMMINGBIRD LTD.

CONSOLIDATED BALANCE SHEETS                                                                 U.S. GAAP
(thousands of U.S.$)

                                                                                 As at                      As at
                                                                              December 31               September 30
                                                                                 2005                       2005
                                                                                 ----                       ----
                                                                              (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                $        85,783            $        84,997
  Accounts receivable                                                               71,215                     66,771
  Unbilled receivables                                                                 543                        664
  Income taxes recoverable                                                               -                        804
  Inventory                                                                            830                        862
  Prepaid expenses                                                                   4,656                      5,350
  Other receivables                                                                  1,279                      1,528
----------------------------------------------------------------------------------------------------------------------
                                                                                   164,306                    160,976
OTHER ASSETS                                                                         1,800                      2,068
FIXED  ASSETS                                                                       11,339                     11,584
GOODWILL AND OTHER INTANGIBLE ASSETS                                               208,437                    204,002
----------------------------------------------------------------------------------------------------------------------
                                                                           $       385,882            $       378,630
======================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities                                 $        29,710            $        33,972
  Other payable                                                                     10,700                          -
  Income taxes payable                                                               1,395                          -
  Current portion of other long-term liabilities                                       972                        997
  Deferred revenue                                                                  75,692                     74,035
  Current portion of deferred income taxes                                           2,960                          -
----------------------------------------------------------------------------------------------------------------------
                                                                                   121,429                    109,004
DEFERRED INCOME TAXES                                                                5,123                     10,308
OTHER LONG-TERM LIABILITIES                                                             41                         67
----------------------------------------------------------------------------------------------------------------------
                                                                                   126,593                    119,379
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL
  Authorized: unlimited common and preferred shares
  Issued and outstanding: 17,419,588 at December 31, 2005
                          and 17,418,338 at September 30, 2005                     164,934                    164,907
ADDITIONAL PAID-IN CAPITAL                                                           3,998                      3,510
RETAINED EARNINGS                                                                   92,495                     91,941
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                (2,138)                    (1,107)
----------------------------------------------------------------------------------------------------------------------
                                                                                   259,289                    259,251
----------------------------------------------------------------------------------------------------------------------
                                                                           $       385,882            $       378,630
======================================================================================================================

HUMMINGBIRD LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS                                                       U.S. GAAP
(thousands of U.S.$)

                                                                                       Three Months Ended
                                                                                           December 31
                                                                                 2005                       2005
                                                                                 ----                       ----
                                                                              (Unaudited)               (Unaudited)
SALES                                                                      $        62,088            $        53,900
COST OF SALES                                                                        7,900                      6,777
----------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                        54,188                     47,123
----------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                               28,303                     21,719
  Research and development                                                          11,538                     10,704
  General and administration                                                         7,276                      5,954
  Restructuring charges                                                              1,392                      2,093
  Other charges                                                                        233                      5,340
  Amortization of other intangible assets                                            5,662                      4,916
----------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                      54,404                     50,726
----------------------------------------------------------------------------------------------------------------------

OPERATING LOSS                                                                        (216)                    (3,603)

INTEREST AND OTHER INCOME, NET                                                         825                        614
----------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                                      609                     (2,989)
INCOME TAX EXPENSE (RECOVERY)                                                           55                     (1,260)
----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                          $           554            $        (1,729)
======================================================================================================================
BASIC EARNINGS (LOSS) PER SHARE                                            $          0.03            $         (0.10)
======================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE                                          $          0.03            $         (0.10)
======================================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                                        17,419                     17,464
======================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                              17,432                     17,464
======================================================================================================================

HUMMINGBIRD LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                                           U.S. GAAP
(thousands of U.S.$, except share data)                                                                  (Unaudited)


                                                                                                    Accumulated
                                                                         Additional                    Other
                                                                           Paid-in     Retained    Comprehensive
                                                     Common Shares         Capital     Earnings         Loss        Total
                                              Outstanding       Amount

BALANCE AT SEPTEMBER 30, 2004                  17,448,279  $   164,521   $   3,510    $  98,819   $     (930)   $   265,920

COMPREHENSIVE LOSS
  Net loss                                              -            -           -       (1,729)           -         (1,729)

STOCK OPTIONS EXERCISED UNDER THE ESOP             42,169          838           -            -            -            838
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004                   17,490,448      165,359       3,510       97,090         (930)       265,029

COMPREHENSIVE LOSS
  Net loss                                              -            -           -       (1,213)           -         (1,213)

STOCK OPTIONS EXERCISED UNDER THE ESOP             20,040          392           -            -            -            392
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2005                      17,510,488      165,751       3,510       95,877         (930)       264,208

COMPREHENSIVE LOSS
  Net loss                                              -            -           -       (1,874)           -         (1,874)

SHARES REPURCHASED                                (95,100)        (900)          -       (1,039)           -         (1,939)

STOCK OPTIONS EXERCISED UNDER THE ESOP              2,750           52           -            -            -             52
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2005                       17,418,138      164,903       3,510       92,964         (930)       260,447

COMPREHENSIVE LOSS
  Net loss                                              -            -           -       (1,023)           -         (1,023)
  Foreign currency translation adjustment               -            -           -            -         (177)          (177)
----------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE LOSS                                -            -           -       (1,023)        (177)        (1,200)
----------------------------------------------------------------------------------------------------------------------------
STOCK OPTIONS EXERCISED UNDER THE ESOP                200            4           -            -             -             4
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2005                  17,418,338      164,907       3,510       91,941       (1,107)       259,251

COMPREHENSIVE INCOME
  Net income                                            -            -           -          554            -            554
  Foreign currency translation adjustment               -            -           -            -       (1,031)        (1,031)
----------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME (LOSS)                       -            -           -          554       (1,031)          (477)
----------------------------------------------------------------------------------------------------------------------------
SHARES REPURCHASED                                      -            -           -            -            -              -

STOCK OPTIONS EXERCISED UNDER THE ESOP              1,250           27           -            -            -             27

STOCK-BASED COMPENSATION EXPENSE                        -            -         488            -            -            488
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2005                   17,419,588  $   164,934   $   3,998    $  92,495   $   (2,138)   $   259,289
============================================================================================================================

HUMMINGBIRD LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                                       U.S. GAAP
(thousands of U.S.$)

                                                                                       Three Months Ended
                                                                                           December 31
                                                                                 2005                       2005
                                                                                 ----                       ----
                                                                              (Unaudited)               (Unaudited)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income (loss)                                                        $           554            $        (1,729)
  Add (deduct) items not affecting cash:
    Amortization of other intangible assets                                          5,662                      4,916
    Stock-based compensation expense                                                   488
    Deferred income taxes                                                           (2,005)                    (2,206)
    Depreciation                                                                       776                        867
  Changes in operating assets and liabilities:
    Accounts receivable                                                             (5,029)                    (1,124)
    Unbilled receivables                                                               121                        283
    Income taxes recoverable/ payable                                                2,207                     (4,296)
    Inventory                                                                           32                         23
    Prepaid expenses                                                                   657                        (42)
    Other receivables                                                                  255                        (17)
    Accounts payable and accrued liabilities                                        (4,006)                     6,629
    Deferred revenue                                                                 2,016                        662
-----------------------------------------------------------------------------------------------------------------------
                                                                                     1,728                      3,966
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Short-term investments - net matured                                                   -                      4,943
  Decrease in other assets                                                             275                         69
  Acquisition of subsidiaries                                                            -                       (822)
  Additions to fixed assets                                                           (599)                      (313)
-----------------------------------------------------------------------------------------------------------------------
                                                                                      (324)                     3,877
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                                             (51)                       (59)
  Issuance of shares                                                                    27                        838
-----------------------------------------------------------------------------------------------------------------------
                                                                                       (24)                       779
-----------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                1,380                      8,622
FOREIGN EXCHANGE LOSS ON CASH HELD IN FOREIGN CURRENCY                                (594)                         -
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                      84,997                    125,543
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $        85,783            $       134,165
=======================================================================================================================

NON CASH ITEMS
  Unpaid contingent consideration                                          $        10,700            $             -

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                            $             5            $             3
  Income taxes (received) paid                                                        (126)                     5,242
  Interest received                                                                    703                        704


HUMMINGBIRD LTD.

PROFORMA SUPPLEMENTAL INFORMATION
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME
(thousands of U.S.$)                                                                        U.S. GAAP

                                                                                       Three Months Ended
                                                                                           December 31
                                                                                 2005                       2005
                                                                                 ----                       ----
                                                                              (Unaudited)               (Unaudited)
Net income (loss), U.S. GAAP                                               $           554            $        (1,729)

Adjusted for:
  Restructuring and other charges                                                    1,625                      7,433
  Amortization of other intangible assets                                            5,662                      4,916
  Stock-based compensation expense (included in G&A)                                   488                          -
  Income tax effect on above items                                                  (2,768)                    (4,536)
=======================================================================================================================
ADJUSTED NET INCOME                                                        $         5,561            $         6,084
=======================================================================================================================
ADJUSTED BASIC EARNINGS PER SHARE                                          $          0.32            $          0.35
=======================================================================================================================
ADJUSTED DILUTED EARNINGS PER SHARE                                        $          0.32            $          0.35
=======================================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                                        17,419                     17,464
=======================================================================================================================
ADJUSTED DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                              17,432                     17,556
=======================================================================================================================

Note: The adjusted diluted weighted average number of shares for the three months ended December 31, 2004 differs from the number shown in the U.S. GAAP Consolidated Statements of Operations, where the diluted number of shares presented is impacted by anti-dilutive provisions.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HUMMINGBIRD LTD.
                                          --------------------------------------
                                                       (Registrant)

Date:  February 1, 2006                  By:  /S/ INDER DUGGAL
       -------------------------              ----------------------------------
                                               Name:   Inder P.S. Duggal
                                               Title:  Chief Financial Officer,
                                                       Secretary and Treasurer